May 26, 2023

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 14 to Registration Statement on Form S-1

Filed April 25, 2023

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated May 22, 2023, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 14 to the Registration Statement on Form S-1 filed April 25, 2023 (“Amendment No. 14”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 15 to the Registration Statement (“Amendment No. 15”). For your convenience we will deliver a copy of Amendment No. 15 as well as a copy of Amendment No. 15 marked to show all changes made since the filing of Amendment No. 14.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 15 unless otherwise specified.

Amendment No. 14 to Registration Statement on Form S-1 filed April 25, 2023

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1.We note you restated your financial statements for the years ended December 31, 2021 and 2020 to correct certain misstatements and your auditor included an explanatory paragraph regarding the correction of the misstatement in their previously issued audit report dated March 17, 2022, except for changes related to the restatement described in Note 2 and related changes to the disclosures in Note 6 as to which were dated June 10, 2022. Please note it is unnecessary for your auditor to repeat this paragraph in their subsequent audit reports. In addition, you are not required to reference the restatement and continue to provide the disclosures set forth in ASC 250-10-50-7 through 50-9. Refer to AS 2820.17 and ASC 250-10-50-10 and consult with your auditors regarding the removal of the reference to the restatement in their audit report and the related financial statements.

Response: In response to the Staff’s comment our auditors have removed this reference in the Report of Independent Registered Public Accounting Firm on page F-2.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan